Arbor Realty Trust, Inc.

333 Earle Ovington Boulevard, Suite 900

Uniondale, New York 11553

August 1, 2013

VIA EDGAR

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Arbor Realty Trust, Inc.

Request for Acceleration

Registration Statement on Form S-3

File No. 333-189532 (the “Registration Statement”)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Arbor Realty Trust, Inc., a Maryland corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 5:00 p.m., New York City time, on August 5, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•                  that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  that the Company may not assert the comments of the Staff and the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Tom Kluck, Legal Branch Chief

Division of Corporation Finance

August 1, 2013

The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (516) 506-4590 and that such effectiveness also be confirmed in writing.

Very truly yours,

Arbor Realty Trust, Inc.

		By:	/s/ John Bishar
		Name:	John Bishar
		Title:	Secretary

cc:	Stacie Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP